

April 27, 2012

Via Facsimile
Mr. Michael Chochon
Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

> **Re: Penson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 1-32878**

Dear Mr. Chochon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 1A. Risk Factors, page 23

Our ability to settle transactions…, page 31

1.   Please revise to highlight the risk that your uncommitted lenders may cease to provide financing without notice and, if this occurs, the risks to your business. To the extent any of your uncommitted lenders have temporarily refused to provide financing since the start of the 2011 fiscal year, please disclose.

The regulatory environment in which we operate…, page 37

2.   Please revise to describe any restrictions imposed on your business by regulators and any
        restrictions you voluntarily agreed to or imposed on your business since the start of the
        2011 fiscal year.

If we do not maintain the capital levels required…, page 38

3.   Please revise to describe any relevant waivers granted by regulators since the start of the
        2011 fiscal year.

Our stockholders could be harmed…, page 40

4.   In future periodic reports, please update the disclosure as applicable to reflect voting
        control risks in the event the restructuring is approved.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 49

Communication and data processing, page 62

5.   We note your disclosure that the significant increase in communications and data
        processing expense in the year ended December 31, 2011 is partially attributable to
        outsourcing costs associated with the Ridge acquisition. Please revise to clarify whether
        these outsourcing costs relate to the outsourcing arrangement with Broadridge, and to
        disclose any known trends or uncertainties in these costs, particularly in light of the
        disclosure on page 56 that you believe that the outsourcing of services to Broadridge
        offers significant cost savings.

Bad debt expense, page 62

6.   Please revise to disclose the primary factors that resulted in recording approximately $7
        million in bad debt expense in the quarter ended December 31, 2011, and disclose any
        related trends or uncertainties.

7.   Please revise here and in the notes to the financial statements to disclose the full amount
        of exposure you have to Retama related assets, in addition to your disclosures regarding
        the amount of nonaccrual receivables collateralized by Retama related assets.

8.   We note your disclosure that the advances to the RDC in September and December 2011
        are secured by certain real estate interests of the RDC. Please clarify whether these
        receivables are subordinated to other claims on the real estate interests.

Liquidity and capital resources, page 68

9. Please disclose in your next periodic report the impact on liquidity that would result from consummation of the proposed restructuring. Please address whether the restructuring would be deemed a change of control under any of your financing agreements and the impact this could have on liquidity.

10. We note your disclosure that your lenders have recently eliminated your ability to borrow unsecured funds. Please revise to disclose the amount of available collateral that was not pledged as of period end and any trends or uncertainties related to the amount of collateral available to fund the operations of your broker dealer subsidiaries.

11. Please revise to separately disclose the average amount and maximum amount of short term secured bank lines of credit and the average amount and maximum amount of stock loans outstanding during the reporting period.

12. We note your disclosure that you had six "uncommitted" lines of credit. Please tell us whether management believed that all these uncommitted lines were available for borrowings. If so, please tell us which, if any, facilities had not been drawn upon in the 60 days before filing. We may have further comment. If management did not believe that all lines were available, please revise the disclosure to clarify.

13. We note that the banks provided a waiver on certain covenants in your credit facility. Please provide additional disclosure regarding the scope and term of any waivers of debt covenants.

14. We note your disclosure regarding your stock lending activity. Please provide more detailed disclosure regarding any material trends in your stock lending borrowing activities, including number of active counterparties, amounts of counterparty exposure, or relative amounts of stock lending as compared to bank financing activity.

15. Please provide disclosure that separately evaluates your ability to meet upcoming cash requirements over both the short and long term. In this regard, we note your disclosure in Note 1 to the financial statements regarding debt service obligations in 2012, the potential need for regulatory approval of additional dividends from the broker-dealer subsidiaries, and the actions that you believe will be necessary to satisfy the company's cash requirements throughout 2012. We also note disclosure regarding the current borrowing limits on your credit facility and recent trends in stock lending capacity.

16. Please quantify the early warning capital levels to which your broker-dealer subsidiaries are subject and discuss the potential restrictions on your business if its net capital were to drop below the early warning levels.

17.   Please tell us the basis for your belief that regulators are not likely to change their past practice with respect to approval of dividends by your regulated operating subsidiaries. Alternatively, please remove this statement.

18.   We note your cross reference to the description of your Rule 15c3-3 reserve requirements in Note 6 to your consolidated financial statements. Please revise to discuss how the Rule 15c3-3 reserve requirements affect your liquidity. In addition, please disclose any significant breaches of your Rule 15c3-3 reserve requirements identified by you or your regulators since the start of the 2011 fiscal year.

19.   We note your disclosure that during times of extreme market volatility, your regulatory liquidity requirements have been and in the future may be increased significantly in excess of normal levels. Please revise to clarify what circumstances, in addition to extreme market volatility, could result in similar increases in regulatory liquidity requirements. In addition, please include a risk factor that addresses the specific liquidity risks related to these circumstances, including extreme market volatility, and the related risk that you may require and may not receive waivers of your regulatory liquidity requirements.

20.   We note your disclosure that even if there was a substantial delay in the sale of PFSC, you do not believe such delay would materially adversely affect your ability to service a majority of your customers' needs. Please clarify whether such delay would have a material adverse effect on your business, financial condition, liquidity, or results of operation.
.

Notes to the Consolidated Financial Statements, page F-8

13. Notes payable, page F-29

21.   Please disclose that $300,000 is the current maximum amount that may be drawn on the amended and restated credit facility. In addition, please provide more detail regarding the scope and term of the waivers. Lastly, please resolve what appears to be an inconsistency in the disclosed maturity dates.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Michael Chochon
Penson Worldwide, Inc.
April 27, 2012
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director